Preliminary Structural and Collateral Term Sheet $375,000,000 (approximate) of Senior Certificates J.P. Morgan Mortgage Trust 2006-S1 Mortgage Pass-Through Certificates, Series 2006-S1 03/02/2006

Features of the Transaction		Preliminary Mortgage Pool(s) Data – 30 Year Conforming (Group 1)
			Pool 1 Aggregate	Pool 1 Subgroup 1	Pool 1 Subgroup 2	Pool 1 Subgroup 3	Pool 1 Subgroup 4

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Offering consists of approximately 375mm of Senior Certificates expected to be d rated AAA by at least 2 of the Rating Agencies;S&P, Moody's, Fitch, DBRS

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The Amount of Senior Certificates is approximate and may vary

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Pool 1 will collateralize the deal with one set of Subordinate Certificates

		Collateral Type	30Yr	5.0% Pass-Thru	5.5% Pass-Thru	6.0% Pass-Thru	6.5% Pass-Thru
		Outstanding Principal Balance	389,656,607	19,541,083	158,762,883	161,443,677	49,899,023
		Number of Mortgage Loans	1672
		Average Original Balance	234,436	272,832	244,943	233,582	213,079
		Weighted Average Gross Coupon	6.070%	5.461%	5.839%	6.184%	6.671%
		Weighted Average Maturity	354	352	353	354	355
		Weighted Average Seasoning	6	7	6	5	5
		Weighted Average Loan-to-Value	72%	64%	70%	74%	77%
		Weighted Average FICO Score	735	753	738	732	727
		Geographic Distribution	CA(16%),VA(11%)	VA(29%),CA(29%)	CA(21%),VA(13%)	CA(13%),NJ(13%)	NJ(16%),IL(8%)
		Owner Occupied	92%	97%	93%	93%	85%
		Purpose-Cash Out	30%	53%	31%	28%	24%
		Interest Only	26%	15%	20%	30%	37%
		Primary Servicer	Chase Mortgage(86%)
		Other Servicers	US Central(7%),National City(5%),Cendant Mortgage(1%),Harris
Key Terms
Issuer:	J.P. Morgan Mortgage Trust
Underwriter:	J.P. Morgan Securities, Inc.
Depositor:	J.P. Morgan Acceptance Corp. I
Master Servicer:	Wells Fargo
Trustee:	Wachovia Bank
Type of Issuance:	Public
Servicer Advancing:	Yes, Subject to Recoverability
Compensating Interest:	Paid, But Capped
Clean-Up Call / Optional Termination:	5% clean-up call
Legal Investment:	The Senior Certificates are SMEEA Eligible at Settlement.
ERISA Eligible:	The Senior Certificates are ERISA eligible subject to limitations set forth in the final prospectus supplement.
Tax Treatment:	REMIC
Structure:	Senior/Subordinate w/Shifting Interest and Subordinate Certificate Prepayment Lockout
Expected AAA Subordination:	4.00% +/- .50%
Rating Agencies:	S&P, Fitch
Registration:	Senior Certificates - DTC
Time Table (approximate)		JPMSI Whole Loan Trading Desk
Expected Settlement	3/31/06	John Horner
Cut-Off Date	3/1/06	Dan Lonski
First Distribution Date	4/25/06	Eric Norquist		212-834-2499
Distribution te Date	25th or Next Business Day	Ruslan Margolin
Marc Simpson

JP Morgan Securities Inc. Deal Summary Report fh_cb2

Settlement	01-Mar-2006	Prepay		300 PSA					Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Apr-2006	Default		0 CDR					$390,959,568.83	6.070	354	5	5.524	NA
		Recovery		0 months
		Severity		0%
Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
WACPO	9,953.62	0.00000	04/06 -07/35	5.222									01-Mar-06	XRS_PO
WACIO	576,027.48	6.50000	04/06 - 01/36	5.416									01-Mar-06	NTL_IO
SNR1_1	18,828,971.70	5.00000	04/06 - 10/35	5.186									01-Mar-06	FIX
SUBS	14,660,610.56	5.81078	04/06 - 01/36	10.603									01-Mar-06	WAC
SNR1_2	153,209,282.19	5.50000	04/06 - 10/35	5.274									01-Mar-06	FIX
SNR1_3	155,785,307.56	6.00000	04/06 – 12/35	5.359									01-Mar-06	FIX
SNR1_4	48,465,442.99	6.50000	04/06 – 01/36	5.443									01-Mar-06	FIX

Yield Curve				Swap Curve
Mat 6MO 2YR 3YR 5YR 10YR 30YR				1YR 2YR 3YR 4YR 5YR 6YR 7YR 8YR 9YR 10YR 15YR
Yld 4.744 4.704 4.679 4.629 4.591 4.565				5.055 5.136 5.117 5.119 5.124 5.132 5.139 5.139 5.142 5.149 5.172

The depositor has filed a registration statement (including a prospectus) with the SEC SEC File No. for JPMAC: 333-127020 for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-2499 (collect call) or by emailing Thomas Panagis at thomas.m.panagis@jpmorgan.com.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.

The information contained in this communication is subject to change, completion or amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information may contain certain tables and other statistical analyses (the "Computational Materials") that have been prepared in reliance upon information furnished by the depositor, the preparation of which used numerous assumptions which may or may not be reflected herein. As such, no assurance can be given as to the appropriateness of the Computational Materials for any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the final underlying assets and the preliminary underlying assets used in preparing the Computational Materials. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments or losses on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE DEPOSITOR OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN). JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS WITH THE OFFERING TO WHICH THIS COMMUNICATION RELATES.

Copyright 2005 JPMorgan Chase & Co. All rights reserved. J.P. Morgan Securities Inc. (JPMSI), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Clients should contact analysts and execute transactions through a JPMorgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.